January 9, 2023

Ken Schuler and Craig Arakawa
Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-12658

Dear Mr. Schuler and Mr. Arakawa:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated December 21, 2022 (the “December Comment Letter”) in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2021, filed on February 22, 2022 and amended on March 2, 2022 (the “2021 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Comment Letter. The questions are followed by the Company’s response thereto.

2021 Form 10-K
Controls and Procedures, page 127

1.    We have read your response to comment 3 noting that you have re-assessed your conclusion on the effectiveness of your disclosure controls and procedures and that you believe that they were effective as of December 31, 2021. Based on the number and nature of the deficiencies noted, we continue to consider the omitted disclosures and information required to comply with SK 1300 to be material and do not agree with the conclusion of your re-assessment. Please revise to state that your disclosure controls and procedures were not effective as of December 31, 2021 in your amended Form 20-F.

Response

The Company acknowledges the Staff’s comment and will file an amendment to the 2021 Form 10-K (the “Form 10-K/A”) that includes an updated Item 9A. Controls and Procedures referenced in the first comment of the December Comment Letter in addition to the revisions proposed in the Company’s October 12, 2022 letter to the Staff (the “October Response Letter”) and December 1, 2022 letter to the Staff (the “December Response Letter”).

Item 9A. Controls and Procedures of the 2021 Form 10-K will be revised in the Form 10-K/A to read as follows (new language underlined and in bold):

Mr. Schuler and Mr. Arakawa
January 9, 2023

Item 9A.	Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded in the Original Filing that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation and filing of this Amendment No. 2, our principal executive officer and principal financial officer re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures, taking into account the updated disclosures in the “Properties” section of, and the SEC Technical Report Summary exhibits filed with, this Amendment No. 2 responding to Item 601(b)(96) and subpart 1300 of Regulation S-K (the "Mining Disclosures"). Based on this re-evaluation and solely as a result of the updated Mining Disclosures included in this Amendment No. 2, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Because the Company has determined that it is not reasonably possible that the revision of the above-mentioned disclosures could result in a material misstatement of the financial statements, the Company has determined that its internal control over financial reporting was effective as of December 31, 2021 as set forth in the Original Filing.

Management’s report on internal control over financial reporting and the independent registered public accounting firm’s report are included in Item 8 under the captions entitled “Management’s Report on Internal Control over Financial Reporting” and “Report of Independent Registered Public Accounting Firm” and are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) occurred during the fiscal quarter ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Capital and Operating Cost, page EZ-8

2.     We note your response to comment 10 and our review found a variance between your Magnolia operating costs as presented in Exhibit A and the Proved and Probable operating costs from Exhibit B. Please correct as necessary or provide an additional operating expense table with associated text in your report summary explaining the variance in operating costs. In addition, please provide complete column and row totals for all line items along with LOM totals. Please note combining columns is acceptable,

Mr. Schuler and Mr. Arakawa
January 9, 2023

provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.

Response

The Company acknowledges the Staff’s comment and notes that the costs that were presented in Exhibit A of the December Response Letter correspond to the operational expenditures under the Proved Reserves Scenario (“1P Scenario”) while the figures included in Exhibit B correspond to the operational expenditures under both the 1P Scenario and the Proved + Probable Scenario (“2P Scenario”). These are distinct scenarios and the operational expenditures associated with each one of them are different.

The unit values associated with the Field & Plant and G&A components of the Operational Expenditures vary between the 1P Scenario and the 2P Scenario.

1P Scenario:
Average Field & Plant:         $932.64/tonne of product
Average G&A:             $460.31/tonne of product

2P Scenario:
Average Field & Plant:        $870.02/tonne of product
Average G&A:             $411.21/tonne of product

The Bromine production forecast for each year also varies between the 1P Scenario and the 2P Scenario as can be observed in the individual tables for each scenario. The annual production forecast for the 2P Scenario is always greater than the value forecasted under the 1P Scenario.

The difference between the individual costs for the 1P Scenario and the 2P Scenario is caused by the economies of scale of producing more saleable product under 2P Scenario, which generates a proportionate saving in costs gained by the increased level of production.

Table 18-1 Summary of Operating and Capital Expenses has been updated by adding a column for the consolidated final years and the LOM figures and was renamed Table 18-1 Summary of Operating and Capital Expenses (1P Scenario). A similar table named Table 18-2 Summary of Operating and Capital Expenses (2P Scenario) showing the operating costs and capital costs under the 2P Scenario will be added to Section 18 of the Magnolia Technical Report Summary in Exhibit 96.6 of the Form 10-K/A. The additional language and tables to be added or revised will read as follows:

The following tables contain details on Albemarle’s annual capital by major components and operating costs by major cost centers for the 1P (Proved Reserves) and 2P (Proved + Probable Reserves) scenarios. Columns beyond year 2031 have been combined and the values under 2032+ correspond to the sum of the individual figures through year 2069. When applicable, like in the case of well counts, the reported number corresponds to the annual average number of wells between the years 2032 and 2069.

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 18-1 Summary of Operating and Capital Expenses (1P Scenario)

Table 18-2 Summary of Operating and Capital Expenses (2P Scenario)

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Economic Analysis, page EZ-9

3     We note your response to comment 11 and our review found the plant feed flow, plant feed grade, and plant recovery are missing from your Magnolia and Jordan property cash flow analysis. In addition, the Jordan property minority interest costs do not reflect the ownership and an explanation may be necessary in the text. As noted above, please provide complete column and row totals for all line items along with LOM totals. Please note combining columns is acceptable, provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.

Response

The Company acknowledges the Staff’s comment and will comply with this comment to add the plant feed flow, plant feed grade and plant recovery to the Magnolia and Jordan property cash flow analysis. In addition, the Company will add complete column and row totals for all line items along with LOM totals to these tables.

Mr. Schuler and Mr. Arakawa
January 9, 2023

With regard to the comment on the Jordan property minority interest costs, the Company would point the Staff to Section 19 Economic Analysis of the filed Jordan property technical report summary where the following is disclosed regarding the minority interest in the cash flow analysis:

Minority Interest: Calculated as 18.20 percent starting in Year 2022 through Year 2058 and is the amount of profit shared with APC; the remaining 82 percent is allocated to Albemarle.

The Minority Interest presented in the cash flow to calculate the net operating profit of the operation is based on the profit shared with Arab Potash Company pursuant to the joint venture agreement. The percentage of profit shared with Arab Potash Company varies based on the products sold during the period. The 18.2% of Minority Interest used in the cash flow is based on an average of recent historical minority interest paid.

The additional language and cash flow analysis tables to be added or revised in Section 19 Economic Analysis of the Jordan and Magnolia technical report summaries will read as follows:

Jordan

The QP has generated cash flow forecasts in real 2022$ terms. The results are summarized in the following tables. Columns beyond year 2031 have been combined and the values under 2032+ correspond to the sum of the individual figures through year 2058.

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-1:    Annual Cash Flow Summary – Proved Reserves – Spot Prices

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-2:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 15%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-3:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 30%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-4:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 45%

Magnolia

Summaries of the cash flow analysis on an annual basis are shown in the following tables. Columns beyond year 2031 have been combined and the values under 2032+ correspond to the sum of the individual figures

Mr. Schuler and Mr. Arakawa
January 9, 2023

through year 2069. When applicable, like in the case of well counts, the reported number corresponds to the annual average number of wells between the years 2032 and 2069.

Table 19-6:    Annual Cash Flow Summary – Proved Reserves – Spot Prices

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-7:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 15%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-8:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 30%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-9:    Annual Cash Flow Summary – Proved Reserves – Spot Prices less 45%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-10:    Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-11:    Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 15%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-12:    Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 30%

Mr. Schuler and Mr. Arakawa
January 9, 2023

Table 19-13:    Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 45%

***

Mr. Schuler and Mr. Arakawa
January 9, 2023

The Company appreciates the efforts of the Staff in reviewing our response to the Comment Letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc:    J. Kent Masters
    Chairman, President and Chief Executive Officer
    Albemarle Corporation

Karen G. Narwold
    Executive Vice President, Chief Administrative Officer
    Albemarle Corporation

Kristin M. Coleman
    Executive Vice President, General Counsel and Corporate Secretary
    Albemarle Corporation

John C. Barichivich III
    Vice President, Corporate Controller and Chief Accounting Officer
    Albemarle Corporation

Sean M. Jones
K&L Gates LLP